

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 19, 2009

Mr. J. Richard Bird
Executive Vice President, Chief Financial Officer
& Corporate Development
Enbridge Inc.
3000 Fifth Avenue Place
425 - 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

> **Re:** **Enbridge Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed February 22, 2008**
> **Response Letter Dated January 16, 2009**
> **File No. 001-15254**

Dear Mr. Bird:

We have completed our review of your Form 40-F and related filings, and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director